Atna Clarifies CDN$10 Million “Bought Deal” Financing

Vancouver, B.C. (December 20, 2005) Atna Resources Ltd. clarifies that the closing of the private placement announced Dec. 16, 2005, is a placement of 7,450,000 Special Warrants including an underwriters over allotment of 2,250,000 at $1.35 per Special Warrant.

Each Special Warrant converts into one common share of the Company if the Company has filed a prospectus qualifying the distribution of the common shares by January 31, 2006. Each Special Warrant will convert to 1.1 common shares if the prospectus is not cleared by the applicable securities commissions by January 31, 2006.

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). Atna expects the underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million by the end of the year. Two underground and four surface drills are completing a drill program on the Pinson project to provide the basis to prepare a prefeasibility study for Pinson Mining as part of the earn-in requirement early in the first quarter.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.